Innovative Long-Acting Contraceptive Product Mirena(R) approved in Japan

Berlin - The Japanese Ministry of Health, Labour and Welfare (MHLW), has granted marketing approval for Bayer Schering Pharma's long-acting intrauterine contraceptive system Mirena(r). The product is expected to be launched in Japan in April 2007 under the trade name Mirena(r) 52mg and will significantly enhance the choice of methods of contraception available to women in Japan.

"In Japan there has been a limited choice in convenient, reliable and reversible long-acting contraception" said Phil Smits, Head of Women's Healthcare at Bayer Schering Pharma AG. "We are delighted that with Mirena(r) we can offer women in Japan an innovative long-acting method for contraception. With the Mirena(r) launch in Japan we will further strengthen our leading position on the Japanese market and grow our worldwide leadership in female contraception".

The approval is based on broad experience from international studies as well as a Japanese study program, including a large clinical trial with more than 400 Japanese women. Until now, Mirena(r) has been used by more than 10 million women worldwide and is registered in more than 100 countries.
With the approval in Japan, Mirena(r) is now available in all major pharmaceutical markets worldwide.

About Mirena(r)
Mirena(r), a levonorgestrel-releasing intrauterine contraceptive system
(IUS), is marketed in many countries throughout the world. Mirena(r) offers advantages to other birth control options, in particular compared to conventional intrauterine devices (IUDs). In addition to preventing pregnancy effectively over a period of five years, many women experience shorter, lighter and less painful periods while using Mirena(r). Mirena(r) does not contain estrogen. Instead, Mirena(r) delivers a low dose of the progestin levonorgestrel (approx. 20 microgram/day) to the lining of the uterus and thereby provides desired local effects and minimizes undesired systemic effects. The insertion and removal of the intrauterine system Mirena(r) takes only a few minutes. It can easily be done by a trained health care professional in a doctor's office on an outpatient basis. Once Mirena(r) is removed, fertility is rapidly restored.

Bayer Health Care
Bayer HealthCare, a subsidiary of Bayer AG, is one of the world's leading, innovative companies in the healthcare and medical products industry and is based in Leverkusen, Germany. The company combines the global activities of the Animal Health, Consumer Care, Diabetes Care, and Pharmaceuticals divisions. The Pharmaceuticals division, Bayer Schering Pharma, comprises the following business units: Women's Healthcare, Diagnostic Imaging, Specialized Therapeutics, Hematology/Cardiology, Primary Care, and Oncology. Bayer HealthCare's aim is to discover and manufacture products that will improve human and animal health worldwide. The products enhance well-being and quality of life by diagnosing, preventing and treating diseases.

Berlin,	January 30, 2007
fl	(2007-0040)

Contacts:
Oliver Renner, Tel.: +49 30 468 12431
E-mail: oliver.renner@schering.de

Dr. Friederike Lorenzen, Tel.: +49 30 468 12057
E-mail: friederike.lorenzen@schering.de


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